

September 3, 2009

Dr. Christian Prosl
Extraordinary and plenipotentiary Ambassador of the
 Republic of Austria to The United States of America
Embassy of the Republic of Austria
3524 International Court, N.W.
Washington, D.C. 20008

> **Re: Oesterreichische Kontrollbank Aktiengesellschaft**
> **Republic of Austria**
> **Registration Statement under Schedule B**
> **File No. 333-161148**
> **Filed August 7, 2009**
>
> **Form 18-K for the Fiscal Year Ended December 31, 2008**
> **File No. 333-134038**
> **Filed August 4, 2009**

Dear Dr. Ambassador:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement under Schedule B

General

1. Please update all statistics to provide the most recent data available.

2. We understand that the European Commission will initiate excessive-deficit procedures against Austria in late 2009. See, for example, "Country Forecast,"

the *Economist Intelligence Unit*, Aug. 2, 2009. Discuss the anticipated effect of
the European Commission's initiation of excessive-deficit procedures.

Enforcement of Liabilities, page 3

3. Please revise to make consistent the disclosure regarding the enforceability of
judgments of the United States courts in Austria. In this section, you indicate that
such judgments "may not be enforceable;" however, the disclosure on page 21
states that "it will not be possible to enforce" such a judgment.

Use of Proceeds, page 3

4. We note that you intend to use the proceeds from the sale of the guaranteed debt
securities and warrants to repay borrowings incurred to finance export
transactions. To the extent practicable, please disclose the range of interest rates
associated with the outstanding indebtedness that you intend to repay.

Certain Tax Considerations, page 25

Austrian Taxation, page 25

5. If true, please state clearly that payments of principal of and premium and interest
on the guaranteed debt securities will not subject holders to income or
withholding taxes in Austria subject to the limitations counsel has identified.

Undertaking, page II-2

6. Please include the undertakings set forth in Item 512(i) of Regulation S-K.

Form 18-K

Exhibit (d)

Oesterreichische Kontrollbank Aktiengesellschaft, page 4

Management and Employees, page 11

7. Please provide consistent disclosure regarding the number of employees. In this
regard, we note that the disclosure in this section indicates that there are 403
employees as compared to 363 employees disclosed on page 47 in the notes to the
financial statements.

Shareholders and Supervisory Board, page 12

8. Please identify the Austrian banks that own the Bank's share capital.

9. In the third paragraph, please explain whether the Bank consults with shareholders regarding all transactions that it initiates or whether the consultation is limited to related party transactions.

Republic of Austria, General, page 53

10. We understand that Austrian exports were down approximately 27.9% year over year and that exports were significantly affected by the German economy. See, for example, "Recession Deepens as Exports Flag Further," *Austria Today*, July 3, 2009. Please discuss the effect of declining exports on Austria's economy and the operations of the OeKB Group.

11. Discuss the risk to Austria's financial sector as a result of Austrian financial institutions' increased exposure to Central and Eastern Europe as Austrian banks have expanded operations in those regions. Also disclose the risks to Austrian financial institutions' growth prospects in light of declining lending in Central and Eastern Europe. See, for example, "Stand by Me," *Economist*, June 11, 2009 and "Crisis Raises Fears of New 'Iron Curtain' in Europe; Easy Credit that Fueled East's Growth Has Ended, with West Turning Inward," *International Herald Tribune*, Aug. 24, 2009.

Banking, Insurance, Real Estate and Business Services, page 59

12. In your discussion of Austria's measures to address the global financial crisis, please disclose the actions the Government has taken to assist specific sectors or industries, such as the car exchange scheme. See, for example "Austria Still in Recession but Improves in 2nd Quarter: Data," *Agence France Presse*, Aug. 13, 2009.

Domestic Production and Consumption of Primary Energy, page 61

13. In the table, please break out the components of "other energy" since it represents a significant portion of total domestic production.

14. Please discuss any risks associated with Austria's reliance on Russia for 67% of its natural gas imports and discuss any measures Austria has taken to decrease such reliance. For example, we note Austria's support of the Nabucco pipeline.

Labor and Social Legislation, page 64

    15. Please include a five-year chart of the unemployment statistics.

Foreign Direct Investments, page 65

    16. Please describe the reasons for the decline in foreign direct investment from 2005 to 2006 and discuss the current rate of foreign direct investment.

Tables and Supplementary Information, page 80

    17. Please provide the information regarding the outstanding indebtedness as of a date within 90 days of the effective date of the registration statement.

Closing Comment

    Please revise your documents in response to our comments. You may wish to provide us with marked copies of the revised documents to expedite our review. Please furnish a cover letter with your revised documents that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised documents.

    We direct your attention to Rules 460 and 461 of the Securities Act regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    Please direct any questions about these comments to me at (202) 551-3238.

        Sincerely,

        Ellie Bavaria
        Special Counsel

cc: Stephan Hutter, Esq. (via facsimile)
       Shearman & Sterling LLP
       (011 49 69) 97 11 11 00